United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HeadHunter Group PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

42207L106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42207L106	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Elbrus Capital General Partner II Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of	5	Sole Voting Power 0
Shares Beneficially Owned by	6	Shared Voting Power 16,162,497
Each Reporting Person	7	Sole Dispositive Power 0
With	8	Shared Dispositive Power 16,162,497
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,162,497
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 31.9%
12	Type of Reporting Person CO

CUSIP No. 42207L106	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Elbrus Capital Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of	5	Sole Voting Power 0
Shares Beneficially Owned by	6	Shared Voting Power 16,162,497
Each Reporting Person	7	Sole Dispositive Power 0
With	8	Shared Dispositive Power 16,162,497
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,162,497
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 31.9%
12	Type of Reporting Person PN

CUSIP No. 42207L106	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Highworld Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of	5	Sole Voting Power 0
Shares Beneficially Owned by	6	Shared Voting Power 16,162,497
Each Reporting Person	7	Sole Dispositive Power 0
With	8	Shared Dispositive Power 16,162,497
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,162,497
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 31.9%
12	Type of Reporting Person CO

CUSIP No. 42207L106	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

HeadHunter Group PLC

(b) Address of Issuer’s Principal Executive Offices:

9/10 Godovikova St., Moscow, 129085, Russia

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Elbrus Capital General Partner II Limited

Elbrus Capital Fund II, L.P.

Highworld Investments Limited

(b) Address or Principal Business Office:

The address of Highworld Investments Limited is Papachristoforou Bldg.32, Kritis Str., Office 104, CY-3087, Limassol, Cyprus. The address of each of the other Reporting Persons is One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands.

(c) Citizenship of each Reporting Person is:

Elbrus Capital General Partner II Limited and Elbrus Capital Fund II, L.P. are organized under the laws of the Cayman Islands. Highworld Investments Limited is organized under the laws of the British Virgin Islands.

(d) Title of Class of Securities:

Ordinary Shares, nominal value €0.002 per share (“Ordinary Shares”).

(e) CUSIP Number:

42207L106

ITEM 3.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2021, based upon 50,635,720 Ordinary Shares outstanding as of July 1, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elbrus Capital General Partner II Limited	16,162,497	31.9%		16,162,497		16,162,497
Elbrus Capital Fund II, L.P.	16,162,497	31.9%		16,162,497		16,162,497
Highworld Investments Limited	16,162,497	31.9%		16,162,497		16,162,497

Highworld Investments Limited is the record holder of the Ordinary Shares reported herein.

Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II, L.P. which is the majority shareholder of Highworld Investments Limited. As a result, each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II L.P. may be deemed to share beneficial ownership of the Ordinary Shares owned by Highworld Investments Limited.

Highworld Investments Limited and ELQ Investors VIII Limited (together, the “Shareholders”) are each party to a Shareholders’ Agreement which requires each of the Shareholders to vote together in respect of the selection of certain directors and certain other stockholder actions and also provides for coordination among the Shareholders in connection with certain sales of Ordinary Shares by any of them. Because of these agreements, the Shareholders may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares owned by any person other than such Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 6 of 8

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Item 4.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2022

Elbrus Capital General Partner II Limited

By:	/s/ Evert Brunekreef
Name:	Evert Brunekreef
Title:	Director

Elbrus Capital Fund II, L.P.

By:	/s/ Evert Brunekreef
Name:	Evert Brunekreef
Title:	Director

Highworld Investments Limited

By:	/s/ Yury Titarenko
Name:	Yury Titarenko
Title:	Director

CUSIP No. 42207L106	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement. (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 10, 2020).